EXHIBIT 99.4

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE ANNOUNCES RIGHTS OFFERING TO SHAREHOLDERS

Toronto, ON - July 23, 2007 - Northcore Technologies Inc. (TSX: NTI; OTCBB:NTLNF), a global provider of core asset solutions, announced today that it will raise working capital through a rights offering to all eligible shareholders of the company’s common stock.

Northcore will offer eligible shareholders as of the record date of July 30, 2007 approximately 86.9 million rights to subscribe for up to approximately 21.7 million additional common shares in the company. Each eligible holder will receive one right for every common share held in the company.  Four rights will entitle the holder to purchase one common share in the company, priced at $0.08 each.  Shareholders who exercise all of their rights will also be entitled to acquire supplemental shares under the provisions of the additional subscription privilege.

“The proceeds from this rights offering will allow us to work toward profitability, specifically supporting our sales and research and development efforts,” said Mr. Duncan Copeland, CEO of Northcore Technologies.  “As I immerse myself in company details in my new role as CEO, I am enthusiastic about both our near-term and long-term prospects.  This rights offering provides our shareholders a further opportunity to participate in our future success.”

As announced previously, Duncan Copeland was named Chief Executive Officer of Northcore Technologies effective July 12, 2007 succeeding Jeff Lymburner.  As part of the same management change, Jim Moskos was appointed Chief Operating Officer.

“With Duncan and Jim actively responsible for Northcore’s future, I am confident that the company is in capable, dedicated hands.  As a shareholder, I applaud their vision and commitment,” said Jeff Lymburner, outgoing CEO of Northcore Technologies.

Each shareholder with an address of record in the provinces or territories of Canada will be eligible for the rights offering. Northcore’s rights offering has received approval from the company’s board of directors and appropriate securities and market regulators.

Full details of the rights offering, which will expire at 4:00 p.m. Eastern on August 22, 2007 will be mailed to shareholders through a rights offering circular.  A copy of the rights offering circular will also be available on SEDAR.

- more -

Northcore announces rights offering/2

About Northcore Technologies Inc.
Northcore Technologies provides core asset solutions that help organizations source, manage and sell their capital equipment.  Northcore works with a growing number of customers and partners in a variety of sectors including oil and gas, government, and financial services.   Current customers include GE Commercial Finance, Paramount Resources and Trilogy Energy Trust.

Northcore owns a 50 percent interest in GE Asset Manager, a joint business venture with GE.

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s ("the Company") results to differ materially from expectations.  These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.

Contact:
At Northcore Technologies Inc.
Joe Racanelli
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail:jracanelli@northcore.com